
Mail Stop 3233

June 14, 2016

<u>Via E-mail</u>
Mr. Alexander J. Jessett
Chief Financial Officer
Camden Property Trust
11 Greenway Plaza, Suite 2400
Houston, TX 77046

> **Re:** **Camden Property Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed April 29, 2016**
> **Form 8-K filed April 29, 2016**
> **File No. 1-12110**

Dear Mr. Jessett:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Shannon Sobotka

                                Shannon Sobotka
                                Staff Accountant
                                Office of Real Estate and
                                Commodities